ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 24, 2009

SEC
Mail Processing
Section

AUG 3 1 2009

Washington, DC
121

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporat[redacted]
450 Fifth Street
WASHINGTON DC 20549
USA

09046889

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
24 August 2009 (ASX: Announcement & Media Release – Shell elects not to exercise option on Senegal)

dlw 9/8

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 August 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

SHELL ELECTS NOT TO EXERCISE OPTION ON SENEGAL

Shell Exploration Company B.V. (Shell) has advised First Australian Resources (FAR) of its decision not to exercise an Option in respect of Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks ("Licences") in Senegal, West Africa.

The decision by Shell follows the completion of a Shell funded CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have already been identified by FAR and its partner Petrosen.

Shell is required to deliver a technical report resulting from the Geophysical Evaluation Programme no later than 21 September 2009 at which time further details will be released.


Legend
Old Boundary
New Boundary
CSEM Area
N
Q1 2007
0 12.5 25 50
Kilometers
Water Depth: m

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Following Shell's decision, FAR will be paid US$3 million within ten business days and in addition recoup approximately $US0.5 million in past expenditures.

FAR will retain its 90 percent interest in the Licences and Petrosen will hold the remaining 10 percent. FAR will continue as Operator and retain full authority to use the technical report and CSEM data for all purposes including the purpose of seeking an alternative farm in partner.

FAR is now free to commence discussions with other potential farmin partners and to facilitate this process will seek an extension to the current Licence period that expires on 22 November 2009.

BACKGROUND TO DEEPWATER PROGRAMME OFFSHORE SENEGAL

The Licence in respect of Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore, was issued in July 2004. FAR farmed into the Licence area in January 2006 by contributing to a 2,050 square kilometre 3D seismic programme.

In November 2008, FAR was granted a one-year extension to the current exploration term. During the first quarter 2009, FAR concluded an Agreement with Shell to conduct a CSEM Data Acquisition and Geophysical Evaluation Programme and increased its interest in the Licences (aggregating 7,491 square kilometres) to 90 percent and assumed operatorship. The CSEM acquisition was completed on 26 May 2009 and was followed by processing and evaluation performed by Shell with a technical report to be delivered by 21 September 2009.

Senegal Exploration Summary

- Deep water play with significant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.
- The offshore Licenses cover an area of 7,491 sq km over the shelf, slope and basin floor, with potential multiple untested plays in a proven hydrocarbon system.
- A 2086 sq km 3D acquired during 2007 highlighted Multiple Santonian age fan systems with stacked amplitude anomalies, and a very large Albian to Neocomian shelf edge closure adjacent to a Turonian oil source rock kitchen.
- Excellent fiscal terms by world standards.
- FAR (Operator) is partner with Petrosen (National Oil Company).
- The northwest African margin remains relatively under-explored.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


10 km
3D outline
North channel complex
Lower Cretaceous carbonate shelf margin structural closures
Closure At top Aptian
Santonian upper slope Stacked fans exhibiting High amplitudes
Albian Subcrop closure
Water depth meters

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. The country is considered one of Africa's most politically and economically stable countries, and hosts some of the best transportation, telecommunications and communications infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960, and enjoys free and fair elections.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"Naturally we are disappointed by Shell's decision not to proceed further; however, armed with our earlier 3D survey results and the CSEM study (as soon as it becomes available) we intend to commence marketing the opportunity to other potential partners. Our strong balance sheet, large interest in the Licences (90 percent) and Operator status afford FAR considerable leverage and room to negotiate favourable terms. Our ability to attract partners and the potential of the Licences was ably demonstrated by our introduction of Shell to the Senegal Licence area."

For information on FAR's drilling activities visit our website at **www.far.com.au**

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au